EVOLUTION OPTIKS (USA) LTD.

FINANCIAL STATEMENTS

31 DECEMBER, 2021
(Expressed in United States Dollars)

EVOLUTION OPTIKS (USA) LTD.

FINANCIAL STATEMENTS

31 DECEMBER, 2022
(Expressed in United States Dollars)

EVOLUTION OPTIKS (USA) LTD.

Index to Financial Statements
(Expressed in United States Dollars)

BDO

Tel: + 246 435 2001
Fax: + 246 437 5366
www.bdo.bb

BDO Barbados
The Gables, Haggatt Hall
St. Michael BB11063
Barbados, West Indies

INDEPENDENT AUDITOR'S REPORT
To the Shareholder of Evolution Optiks (USA) Ltd.

Opinion

We have audited the financial statements of Evolution Optiks (USA) Ltd., which comprise the balance sheet as at 31 December, 2022, and the statement of changes in equity, statement of comprehensive income and statement of cash flows for the year ended 31 December 2022, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at 31 December, 2022 and its financial performance and its cash flows for the year ended 31 December 2022 in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Barbados, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with US GAAP, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

INDEPENDENT AUDITOR'S REPORT (Continued)
To the Shareholder of Evolution Optiks (USA) Ltd.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Other matter

Our audit work has been undertaken so that we might state to the Company's shareholder those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's shareholder as a body, for our audit work, for this report, or for the opinion that we have formed.

BDO Barbados

Barbados
14 April, 2023

3

EVOLUTION OPTIKS (USA) LTD.

Balance Sheet
As at 31 December, 2022
(Expressed in United States Dollars)

	Notes	2022 $	2021 $
Assets			
Due from parent company		-	-
Liabilities and changes in equity			
Liabilities			
Accounts payable and accrued liabilities	3	7,300	2,829
Due to parent company	4	329	-
		7,629	2,829
Equity			
Share capital	5	-	-
Accumulated deficit		(7,629)	(2,829)
		(7,629)	(2,829)
		-	-

The accompanying notes are an integral part of these financial statements.

Signed on behalf of the Board of Directors on 14 April, 2023:



_____ Director

EVOLUTION OPTIKS (USA) LTD.

Statement of Changes in Equity
For the year ended 31 December, 2022
(Expressed in United States Dollars)

	Share capital $	Accumulated Deficit $	Total $
Issuance of shares	-	-	-
Total comprehensive loss for the period	-	(2,829)	(2,829)
Balance – 31 December, 2021	-	(2,829)	(2,829)
Total comprehensive loss for the year	-	(4,800)	(4,800)
Balance – 31 December, 2022	-	(7,629)	(7,629)

The accompanying notes are an integral part of these financial statements.

EVOLUTION OPTIKS (USA) LTD.

Statement of Comprehensive Income
For the year ended 31 December, 2022
(Expressed in United States Dollars)

	2022 $	2021 $
Expenses		
Professional Fees	4,500	2,500
Corporate filing and other fees	300	-
Registration/incorporation fees	-	329
	4,800	2,829
TOTAL COMPREHENSIVE LOSS FOR THE YEAR/PERIOD	(4,800)	(2,829)

The accompanying notes are an integral part of these financial statements.

EVOLUTION OPTIKS (USA) LTD.

Statement of Cash Flows
For the year ended 31 December, 2022
(Expressed in United States Dollars)

	2022 $	2021 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Total comprehensive loss	(4,800)	(2,829)
Operating loss before working capital changes	(4,800)	(2,829)
Changes in non-cash assets/liabilities:		
Increase in accounts payable and accrued liabilities	4,471	2,829
Movement in due to parent company	329	-
Net cash used in operating activities	4,800	2,829
Net change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	-	-

The accompanying notes are an integral part of these financial statements.

EVOLUTION OPTIKS (USA) LTD.

Notes to the Financial Statements
31 December, 2022
(Expressed in United States Dollars)

---

1   CORPORATE STATUS AND PRINCIPAL ACTIVITY

The Company was incorporated on October 19, 2021 under the General Corporation Law of the State of Delaware. Its registered office is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex, USA. Its principal activity is that of a sales company.

It is a wholly owned subsidiary of Evolution Optiks Limited, a company incorporated in Barbados.

2   SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements have been prepared under the historical cost convention in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's financial statements are disclosed below. Management is assessing the impact of these changes:

• ASU 2019-10-Financial Instruments- Credit losses (Topic 326)
• ASU 2019-12-Income Taxes (Topic 740): Simplifying the accounting for Income Taxes
• ASU 2022-02-Financial Instruments – Credit Losses (Topic 326)

Going Concern

The financial statements are prepared on a going concern basis. Assessment of the Company's ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. This information includes estimates of future cash flows and other factors, the outcome of which is uncertain.

Management is in the process of raising capital through the issuance of shares. Management is confident that they will be able to raise enough funds. Therefore, it is appropriate to prepare the financial statements on the going concern basis.

EVOLUTION OPTIKS (USA) LTD.

Notes to the Financial Statements
31 December, 2022
(Expressed in United States Dollars)

---

2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant accounting judgments, estimates and assumptions

Preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future. The significant area affecting the Company that require management to make judgments, estimates and assumptions is as follows:

Deferred tax assets

Deferred tax assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon likely timing and level of future taxable profits together with future tax planning strategies.

Taxation

Taxation expense in the statement of comprehensive income comprises current and deferred tax charges.

Current tax charges are based on taxable income for the year, which differ from the income before tax reported because it excludes items that are taxable or deductible in other years, and items that are never taxable or deductible. The Company's liability for current tax is calculated at tax rates that have been enacted at the balance sheet date.

Deferred tax is the tax expected to be paid or recovered on differences between the carrying amounts of assets and liabilities and the corresponding tax bases. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilised.

Foreign currencies

i) Functional and presentation currency

Items included in the Company's financial statements are measured using the currency of the economic environment in which the Company operates. The statements are presented in United States Dollars which is the Company's functional and presentation currency.

EVOLUTION OPTIKS (USA) LTD.

Notes to the Financial Statements
31 December, 2022
(Expressed in United States Dollars)

2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currencies (Continued)

ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income.

3   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2022 $	2021 $
Accounts payable	300	329
Accrued liabilities	7,000	2,500
	7,300	2,829

4   DUE TO PARENT COMPANY

This balance is unsecured, interest free, and has no fixed terms for repayment.

5   SHARE CAPITAL

The Company is authorized to issue 3,000 shares having a par value of $0.0000100 per share designated as common stock. A total of 1 common share has been issued.

EVOLUTION OPTIKS (USA) LTD.

Index to Financial Statements
(Expressed in United States Dollars)

BDO

Tel: + 246 435 2001
Fax: + 246 437 5366
www.bdo.bb

BDO Barbados
The Gables, Haggatt Hall
St. Michael BB11063
Barbados, West Indies

INDEPENDENT AUDITOR'S REPORT
To the Shareholder of Evolution Optiks (USA) Ltd.

Opinion

We have audited the financial statements of Evolution Optiks (USA) Ltd., which comprise the balance sheet as at 31 December, 2021, and the statement of changes in equity, statement of comprehensive income and statement of cash flows for the period from date of formation, 19 October 2021 to 31 December 2021, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at 31 December, 2021 and its financial performance and its cash flows for the period from date of formation, 19 October 2021 to 31 December 2021 in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Barbados, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of management and those charged with governance for the financial statements.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with US GAAP, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

2

INDEPENDENT AUDITOR'S REPORT (Continued)
To the Shareholder of Evolution Optiks (USA) Ltd.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Other matter
Our audit work has been undertaken so that we might state to the Company's shareholder those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's shareholder as a body, for our audit work, for this report, or for the opinion that we have formed.

BDO Barbados

Barbados
14 April, 2023

3

EVOLUTION OPTIKS (USA) LTD.

Balance Sheet
As at 31 December, 2021
(Expressed in United States Dollars)

	Notes	2021 $
ASSETS		
Due from parent company		-
Liabilities and changes in equity		
Liabilities		
Accounts payable and accrued liabilities	3	2,829
		2,829
Equity		
Share capital	4	-
Deficit		(2,829)
		(2,829)
		-

The accompanying notes are an integral part of these financial statements.

Signed on behalf of the Board of Directors on 14 April, 2023:



_____   Director

EVOLUTION OPTIKS (USA) LTD.

Statement of Changes in Equity
For the period from date of formation, 19 October, 2021 to 31 December, 2021
(Expressed in United States Dollars)

	Share capital $	Deficit $	Total $
Issuance of shares	-	-	-
Total comprehensive loss for the period	-	(2,829)	(2,829)
Balance – 31 December, 2021	-	(2,829)	(2,829)

The accompanying notes are an integral part of these financial statements.

EVOLUTION OPTIKS (USA) LTD.

Statement of Comprehensive Income
For the period from date of formation, 19 October, 2021 to 31 December, 2021
(Expressed in United States Dollars)

	2021 $
Expenses	
Professional Fees	2,500
Registration/incorporation fees	329
	2,829
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(2,829)

The accompanying notes are an integral part of these financial statements.

EVOLUTION OPTIKS (USA) LTD.

Statement of Cash Flows
For the period from date of formation, 19 October, 2021 to 31 December, 2021
(Expressed in United States Dollars)

	2021 $
CASH FLOWS FROM OPERATING ACTIVITIES	
Total comprehensive loss	(2,829)
Operating loss before working capital changes	(2,829)
Changes in non-cash assets/liabilities:	
Increase in accounts payable and accrued liabilities	2,829
Net cash used in operating activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of shares	-
Net change in cash	-
Cash, beginning of period	-
Cash, end of period	-

The accompanying notes are an integral part of these financial statements.

EVOLUTION OPTIKS (USA) LTD.

Notes to the Financial Statements
31 December, 2021
(Expressed in United States Dollars)

---

1   CORPORATE STATUS AND PRINCIPAL ACTIVITY

The Company was incorporated on October 19, 2021 under the General Corporation Law of the State of Delaware. Its registered office is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex, USA. Its principal activity is that of a sales company.

It is a wholly owned subsidiary of Evolution Optiks Limited, a company incorporated in Barbados.

2   SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements have been prepared under the historical cost convention in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Standards issued but not yet effective
The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's financial statements are disclosed below. Management is assessing the impact of these changes:

- ASU 2019-10-Financial Instruments- Credit losses (Topic 326)
- ASU 2019-12-Income Taxes (Topic 740): Simplifying the accounting for Income Taxes
- ASU 2022-02-Financial Instruments – Credit Losses (Topic 326)

Going Concern

The financial statements are prepared on a going concern basis. Assessment of the Company's ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. This information includes estimates of future cash flows and other factors, the outcome of which is uncertain.

Management is in the process of raising capital through the issuance of shares. Management is confident that they will be able to raise enough funds. Therefore, it is appropriate to prepare the financial statements on the going concern basis.

EVOLUTION OPTIKS (USA) LTD.

Notes to the Financial Statements
31 December, 2021
(Expressed in United States Dollars)

---

2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant accounting judgments, estimates and assumptions

Preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future. The significant area affecting the Company that require management to make judgments, estimates and assumptions is as follows:

Deferred tax assets

Deferred tax assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon likely timing and level of future taxable profits together with future tax planning strategies.

Taxation

Taxation expense in the statement of comprehensive income comprises current and deferred tax charges.

Current tax charges are based on taxable income for the year, which differ from the income before tax reported because it excludes items that are taxable or deductible in other years, and items that are never taxable or deductible. The Company's liability for current tax is calculated at tax rates that have been enacted at the balance sheet date.

Deferred tax is the tax expected to be paid or recovered on differences between the carrying amounts of assets and liabilities and the corresponding tax bases. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilised.

Foreign currencies

i) Functional and presentation currency

Items included in the Company's financial statements are measured using the currency of the economic environment in which the Company operates. The statements are presented in United States Dollars which is the Company's functional and presentation currency.

EVOLUTION OPTIKS (USA) LTD.

Notes to the Financial Statements
31 December, 2021
(Expressed in United States Dollars)

---

2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currencies (Continued)

ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income.

3   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2021 $
Accounts payable	329
Accrued liabilities	2,500
	2,829

4   SHARE CAPITAL

The Company is authorized to issue 3,000 shares having a par value of $0.0000100 per share designated as common stock. A total of 1 common share has been issued.